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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 and the notes thereto included in our Form 20-F, as well as our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2018 and 2019 and the notes thereto included in our current report on Form 6-K furnished to the SEC on September 23, 2019, which are incorporated by reference in this offering memorandum. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this offering memorandum. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2019.

        Set below are certain consolidated statement of comprehensive loss and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 and the six months ended June 30, 2018 and 2019. The summary consolidated statement of comprehensive loss and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from, and are qualified in its entirety by, our audited consolidated financial statements for the same periods incorporated in this offering memorandum by reference to our 2018 Form 20-F. The following summary consolidated results of operation and consolidated cash flow data for the six months ended June 30, 2018 and 2019 are derived from, and are qualified in its entirety by, our unaudited interim condensed consolidated financial statements for the same periods incorporated by reference in this offering memorandum to in our current report on Form 6-K furnished to the SEC on September 23, 2019.

	For the Year Ended December 31,					For the Six Months Ended June 30,
Summary Statement Of Comprehensive Loss Data	2016	2017		2018		2018		2019
	RMB	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Online marketplace services	48,276	1,740,691	99.8	13,119,990	100.0	4,093,650	100.0	11,835,212	1,723,993	100.0
Merchandise sales	456,588	3,385	0.2	—	—	—	—	—	—	—

Total revenues	504,864	1,744,076	100.0	13,119,990	100.0	4,093,650	100.0	11,835,212	1,723,993	100.0
Costs of revenues(1)
Costs of online marketplace services	(93,551)	(719,778)	(41.2)	(2,905,249)	(22.1)	(706,530)	(17.3)	(2,468,023)	(359,508)	(20.9)
Costs of merchandise sales	(484,319)	(3,052)	(0.2)	—	—	—	—	—	—	—

Total costs of revenues	(577,870)	(722,830)	(41.4)	(2,905,249)	(22.1)	(706,530)	(17.3)	(2,468,023)	(359,508)	(20.9)
Gross (loss)/profit	(73,006)	1,021,246	58.6	10,214,741	77.9	3,387,120	82.7	9,367,189	1,364,485	79.1
Operating expenses
Sales and marketing expenses(1)	(168,990)	(1,344,582)	(77.1)	(13,441,813)	(102.5)	(4,188,192)	(102.3)	(10,992,958)	(1,601,303)	(92.9)
General and administrative expenses(1)	(14,793)	(133,207)	(7.6)	(6,456,612)	(49.2)	(5,829,434)	(142.4)	(514,420)	(74,934)	(4.3)
Research and development expenses(1)	(29,421)	(129,181)	(7.4)	(1,116,057)	(8.5)	(258,847)	(6.3)	(1,470,745)	(214,238)	(12.4)
Impairment of a long-term investment	—	(10,000)	(0.6)	—	—	—	—	—	—	—

	(213,204)	(1,616,970)	(92.7)	(21,014,482)	(160.2)	(10,276,473)	(251.0)	(12,978,123)	(1,890,475)	(109.7)
Operating loss	(286,210)	(595,724)	(34.1)	(10,799,741)	(82.3)	(6,889,353)	(168.3)	(3,610,934)	(525,990)	(30.5)
Interest income	4,460	80,783	4.6	584,940	4.5	186,764	4.6	654,670	95,363	2.3
Foreign exchange gain/(loss)	475	(11,547)	(0.7)	10,037	0.1	1,460	—	42,874	6,245	0.2
Other (loss)/income, net	(2,034)	1,373	0.1	(12,361)	(0.1)	6,220	0.2	32,432	4,724	0.1
Loss before income tax	(291,977)	(525,115)	(30.1)	(10,217,125)	(77.9)	(6,694,909)	(163.5)	(2,880,958)	(419,658)	(10.3)

Income tax expenses	—	—	—	—	—	—	—	—	—	—

Net loss	(291,977)	(525,115)	(30.1)	(10,217,125)	(77.9)	(6,694,909)	(163.5)	(2,880,958)	(419,658)	(10.3)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2017	2018	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Costs of revenues	796	3,488	811	8,012	1,167
Sales and marketing expenses	1,675	405,805	33,493	404,500	58,922
General and administrative expenses	108,141	6,296,186	5,775,733	356,052	51,865
Research and development expenses	5,893	136,094	24,063	322,043	46,911

Total	116,505	6,841,573	5,834,100	1,090,607	158,865

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016 (As adjusted)	2017 (As adjusted)	2018	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	879,777	9,686,328	7,767,927	404,117	2,604,731	379,422
Net cash (used in)/generated from investing activities	(307,301)	71,651	(7,548,509)	(1,092,706)	(681,950)	(99,337)
Net cash generated from financing activities	486,538	1,398,860	17,344,357	5,820,779	7,993,828	1,164,432
Exchange rate effect on cash and cash equivalents	20,397	(47,681)	546,910	254,821	207,871	30,280

Net increase in cash, cash equivalents and restricted cash	1,079,411	11,109,158	18,110,685	5,387,011	10,124,480	1,474,797
Cash, cash equivalents and restricted cash at beginning of the year/period(1)	240,432	1,319,843	12,429,001	12,429,001	30,539,686	4,448,607

Cash, cash equivalents and restricted cash at end of the year/period(1)	1,319,843	12,429,001	30,539,686	17,816,012	40,664,166	5,923,404

(1)
As we have ceased to be an EGC as such term is defined in the JOBS Act, we adopted ASU 2016-18 effective as of January 1, 2018 on a retrospective basis to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370.8 million, respectively were previously reported within net cash used in operating activities in the statements of cash flows.

Six months ended June 30, 2019 compared to six months ended June 30, 2018

Revenues

        Our revenues, which consisted of only online marketplace services revenue from 2018 onward, increased by 189.1% from RMB4,093.7 million in the six months ended June 30, 2018 to RMB11,835.2 million (US$1,724.0 million) in the six months ended June 30, 2019. This increase was primarily attributable to increases in revenues from online marketing services.

        Revenues from online marketing services increased by 199.4% from RMB3,479.1 million in the six months ended June 30, 2018 to RMB10,415.5 million (US$1,517.2 million) in the six months ended June 30, 2019. This increase was primarily attributable to increase in advertising spending by merchants on our platform. Our merchants increased their purchase of advertising products from us because of our stronger brand and market position as a result of our branding campaigns, and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased by 131.0% from RMB614.6 million in the six months ended June 30, 2018 to RMB1,419.7 million (US$206.8 million) in the six months ended June 30, 2019, primarily due to the increase in GMV. Our GMV in the twelve-month period ended June 30, 2018 and 2019 was RMB262.1 billion and RMB709.1 billion (US$103.3 billion) respectively, representing an increase of 170.5%.

Costs of revenues

        Our costs of revenues, which consisted of only cost of online marketplace services from 2018 onward, increased by 249.3% from RMB706.5 million in the six months ended June 30, 2018 to RMB2,468.0 million (US$359.5 million) in the six months ended June 30, 2019. The cost of revenue increased primarily due to higher bandwidths and server cost, staff costs and other expenses directly attributable to the online marketplace services, including cost for call center and merchant support services, which is partially offset by decrease in payment processing fee.

        The decrease in payment processing fees from RMB267.8 million in the six months ended June 30, 2018 to RMB221.8 million (US$32.3 million) in the six months ended June 30, 2019 was primarily due to a payment rebate from Tencent in the first quarter of 2019. The increase in bandwidths and server costs from RMB188.6 million in the six months ended June 30, 2018 to RMB614.7 million (US$89.5 million) in the six months ended June 30, 2019 was due to the increase in server capacity to keep pace with the growth of our online marketplace services. The increase in staff costs was primarily due to the increase in headcount for employees dedicated to the operations of our platform. The increase in other expenses directly attributable to the online marketplace services was primarily due to the higher costs of call center and merchant support services.

Gross profit

        As a result of the foregoing, our gross profit increased to RMB9,367.2 million (US$1,364.5 million) in the six months ended June 30, 2019, from RMB3,387.1 million in the six months ended June 30, 2018. The improvement was primarily attributable to the continued growth in revenues and increased economies of scale achieved through our current marketplace model.

Operating expenses

        Our total operating expenses increased from RMB10,276.5 million in the six months ended June 30, 2018 to RMB12,978.1 million (US$1,890.5 million) in the six months ended June 30, 2019, primarily as a result of the increase in sales and marketing expenses and research and development expenses.

        Sales and marketing expenses.    Our sales and marketing expenses increased substantially from RMB4,188.2 million in the six months ended June 30, 2018 to RMB10,993.0 million (US$1,601.3 million) in the six months ended June 30, 2019, primarily attributable to an increase of RMB3,053.1 million in advertising expenses and (ii) an increase of RMB3,267.2 million in promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses were focused on building our brand awareness and driving user growth and engagement on our platform.

        General and administrative expenses.    Our general and administrative expenses decreased substantially from RMB5,829.4 million in the six months ended June 30, 2018 to RMB514.4 million (US$74.9 million) in the six months ended June 30, 2019. The decrease was primarily attributable to a one-time share based compensation expenses recorded in April, 2018.

        Research and development expenses.    Our research and development expenses increased substantially from RMB258.8 million in the six months ended June 30, 2018 to RMB1,470.7 million (US$214.2 million) in the six months ended June 30, 2019, primarily due to an increase of RMB531.7 million in staff costs and an increase of RMB350.8 million in research and development related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

        As a result of the foregoing, we incurred operating loss of RMB6,889.4 million and RMB3,610.9 million (US$526.0 million) in the six months ended June 30, 2018 and 2019, respectively.

Other income/(loss)

        Interest income.    Interest income represents interest earned on cash deposits and short-term investments in financial institutions. We had interest income of RMB186.8 million and RMB654.7 million (US$95.4 million) in the six months ended June 30, 2018 and 2019, respectively. The increase was primarily attributable to the increase of our cash balance.

        Foreign exchange gain.    We had foreign exchange gain of RMB42.9 million (US$6.2 million) in the six months ended June 30, 2019, compared to foreign exchange gain of RMB1.5 million in the six months ended June 30, 2018, primarily due to higher cash balance held in U.S. dollar coupled with the depreciation of Renminbi against the U.S. dollar.

        Other income, net.    Other income, net primarily consists of government grants. Our other net income increased from RMB6.2 million in the six months ended June 30, 2018 to RMB32.4 million (US$4.7 million) in the six months ended June 30, 2019. The increase was primarily attributable to the increase in government grants.

Income tax expenses

        We recorded nil in income tax expenses in the six months ended June 30, 2018 and 2019.

Net loss

        As a result of the foregoing, we incurred net loss of RMB2,881.0 million (US$419.7 million) in the six months ended June 30, 2019, compared to net loss of RMB6,694.9 million in the six months ended June 30, 2018.

Cash Flows and Working Capital

        As of June 30, 2019, our cash and cash equivalents were RMB23,851.9 million (US$3,474.4 million), which primarily consist of cash at banks. As of June 30, 2019, we had restricted cash of RMB16,812.2 million (US$2,449.0 million), representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

Operating activities

        Net cash generated from operating activities in the six months ended June 30, 2019 was RMB2,604.7 million (US$379.4 million), as compared to net loss of RMB2,881.0 million (US$419.7 million) in the same period. The difference was primarily due to an increase of RMB1,645.6 million (US$239.7 million) in merchant deposits, an increase of RMB1,358.3 million (US$197.9 million) in accrued expenses and other liabilities, and an increase of RMB554.8 million (US$80.8 million) in payables to merchants, partially offset by an increase of RMB226.2 million (US$32.9 million) in prepayments and other current assets and an increase of RMB204.7 million (US$29.8 million) in receivables from online payment platforms. The increases in merchant deposits and accrued expense and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in the six months ended June 30, 2019 were RMB1,090.6 million (US$158.9 million) in share-based compensation expenses.

        Net cash generated from operating activities in the six months ended June 30, 2018 was RMB404.1 million, as compared to net loss of RMB6,694.9 million in the same period. The difference was primarily due to an increase of RMB1,416.5 million in merchant deposits and an increase of 610.5 million in accrued expenses and other liabilities, partially offset by a decrease of RMB520.3 million in payable to merchants and an increase of RMB479.1 million in prepayments and other current assets. The increase in merchant deposits and accrued expenses and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in the six months ended June 30, 2018 were RMB5,834.1 million in share-based compensation expenses.

Investing activities

        Net cash used in investing activities in the six months ended June 30, 2019 was RMB682.0 million (US$99.3 million), primarily due to purchase of short-term investments of RMB9,727.0 million (US$1,416.9 million), partially offset by proceeds from sales of short-term investments of RMB9,229.6 million (US$1,344.4 million).

        Net cash used in investing activities in the six months ended June 30, 2018 was RMB1,092.7 million, primarily due to purchase of short-term investments of RMB1,300.0 million, partially offset by repayment from a related party of RMB159.8 million.

Financing activities

        Net cash generated from financing activities in the six months ended June 30, 2019 was RMB7,993.8 million (US$1,164.4 million) due to proceeds from follow-on public offering (net of cost).

        Net cash generated from financing activities in the six months ended June 30, 2018 was RMB5,820.8 million primarily due to proceeds from issuance of convertible preferred shares.

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  Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS